Exhibit 12.1

AQUANTIVE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS)

	Nine months ended		Year ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Pre-tax income (loss) from continuing operations	$17,821	$8,034	$12,659	$(3,263)	$(39,984)	$(42,929)	$(11,893)

Add: Fixed charges
Interest expensed & capitalized	1,057	696	932	1,090	1,670	1,230	205
Amortized capitalized expenses related to indebtedness	83	—	—	—	—	—	—

Total Fixed charges (B)	1,140	696	932	1,090	1,670	1,230	205

Pre-tax income (loss) from continuing operations before fixed charges (A)	$18,961	$8,730	$13,591	$(2,173)	$(38,314)	$(41,699)	$(11,688)

Ratio of earnings to fixed charges* (A) / (B)	16.6	12.5	14.6	(2.0)	(22.9)	(33.9)	(57.0)